Exhibit 99.1

F-i

 MANAGEMENT'S REPORT

To the Shareholder of NOVA Chemicals Corporation

        The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

        Management also is responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The business conduct policy and the code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

        As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 20-F). The same certification will be provided to the Canadian Securities Administrators.

        The Board of Directors ("Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee reviews the financial statements and annual report on Form 20-F and recommends them to the Board for approval. The Audit Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit Committee. The Audit Committee also recommends a firm of external auditors to be appointed by the shareholder.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President and Chief Financial Officer
March 9, 2011 Calgary, Canada

 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1.
NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.
NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian generally accepted accounting standards. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2010 Consolidated Financial Statements of NOVA Chemicals included $303 million and $68 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2010, and $1,495 million and $39 million of revenues and net income, respectively, for the year then ended.

4.
Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2010, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President and Chief Financial Officer
March 9, 2011 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited the accompanying consolidated financial statements of NOVA Chemicals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in shareholder's equity for the year-ended December 31, 2010, the periods from January 1, 2009 to July 5, 2009 and July 6, 2009 to December 31, 2009 and the year-ended December 31, 2008 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the year-ended December 31, 2010, the periods from January 1, 2009 to July 5, 2009 and July 6, 2009 to December 31, 2009 and the year-ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

ERNST & YOUNG LLP Chartered Accountants March 9, 2011 Calgary, Canada

 CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
(millions of U.S. dollars)	Successor		Predecessor
Revenue	$4,576	$1,612	$1,345	$5,645
Feedstock and operating costs (excluding depreciation)	3,466	1,157	1,167	5,055
Selling, general and administrative	209	82	175	212
Research and development	35	17	17	44
Foreign exchange loss (gain) (Note 23)	13	104	39	(117)
Restructuring charges (Note 16)	20	22	41	32
Depreciation and amortization	243	131	117	235

	3,986	1,513	1,556	5,461

Operating income (loss) from continuing operations	590	99	(211)	184

Interest expense, net (Note 11)	(183)	(83)	(92)	(149)
Other (losses) gains (Note 17)	(54)	—	6	(1)

	(237)	(83)	(86)	(150)

Income (loss) from continuing operations before income taxes	353	16	(297)	34
Income tax (expense) recovery (Note 18)	(120)	(7)	62	71

Income (loss) from continuing operations	233	9	(235)	105

Income (loss) from discontinued operations, net of income taxes (Note 3)	26	(11)	(4)	(145)

Net income (loss)	$259	$(2)	$(239)	$(40)

(1)
Restated for discontinued operations. See Note 3.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
(millions of U.S. dollars)	Successor		Predecessor
Net income (loss)	$259	$(2)	$(239)	$(40)
Other comprehensive (loss) income:
Unrealized gain on available-for-sale securities, net of tax of $0	—	—	—	1
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3)	5	4	(147)

	(3)	5	4	(146)

Comprehensive income (loss)	$256	$3	$(235)	$(186)

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
ASSETS
Current assets
Cash and cash equivalents	$300	$232
Accounts receivable (Note 5)	374	305
Inventories (Note 6)	450	494
Prepaid expenses and other assets	57	44
Future income taxes (Note 18)	2	3
Assets held for sale (Note 3)	321	251

	1,504	1,329
Intangible assets, net (Note 7)	465	492
Restricted cash (Note 8)	85	—
Other non-current assets (Note 8)	87	121
Future income taxes (Note 18)	63	58
Property, plant and equipment, net (Note 9)	3,456	3,553
Assets held for sale (Note 3)	10	43

	$5,670	$5,596

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$579	$555
Future income taxes (Note 18)	2	6
Long-term debt due within one year (Note 11)	10	312
Liabilities associated with assets held for sale (Note 3)	245	142

	836	1,015
Long-term debt (Note 11)	1,531	1,512
Deferred credits and long-term liabilities (Note 12)	419	366
Future income taxes (Note 18)	835	804
Liabilities associated with assets held for sale (Note 3)	—	106

	3,621	3,803

SHAREHOLDER'S EQUITY
Common shares (Note 4 and 13)	849	849
Contributed surplus (Note 4)	941	941
Accumulated other comprehensive income (Note 4)	2	5
Reinvested earnings (deficit) (Note 4)	257	(2)

	2,049	1,793

	$5,670	$5,596

Contingencies and commitments (Notes 11, 21 and 26)

(1)
Restated for discontinued operations. See Note 3.

On behalf of the Board of Directors:

/s/ Stephen Soules STEPHEN SOULES Chairman of the Audit Committee	/s/ Randy Woelfel RANDY WOELFEL Director

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of U.S. dollars)	Year Ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year Ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
OPERATING ACTIVITIES
Net income (loss)	$259	$(2)	$(239)	$(40)
(Income) loss from discontinued operations	(26)	11	4	145

Income (loss) from continuing operations	$233	$9	$(235)	$105
Depreciation and amortization	243	131	117	235
Future income tax expense (recovery) (Note 18)	27	(15)	8	(128)
Other losses (gains) (Note 17)	4	—	(6)	1
Stock option expense (Note 14)	—	—	—	2
Unrealized loss (gain) on derivatives (Note 23)	15	(51)	(6)	87
Unrealized foreign exchange loss (gain)	6	86	45	(119)
Amortization of bond discounts	29	13	—	—
Non-cash restructuring charges (Note 16)	20	—	17	25

	577	173	(60)	208
Changes in non-cash working capital
Accounts receivable	(61)	(62)	(55)	276
Inventories	49	(123)	36	217
Accounts payable and accrued liabilities	21	(2)	(136)	(250)
Other current assets	(9)	—	(6)	(46)

	—	(187)	(161)	197
Changes in non-current assets and liabilities	(34)	11	(25)	(92)

Cash provided by (used in) operating activities from continuing operations	543	(3)	(246)	313
Cash provided by (used in) operating activities from discontinued operations	32	(17)	(12)	(41)

Cash provided by (used in) operating activities	575	(20)	(258)	272
INVESTING ACTIVITIES
Capitalized interest	—	(1)	—	—
Proceeds on sales of assets, investments and other capital transactions	1	—	—	—
Property, plant and equipment additions	(126)	(55)	(35)	(144)
Intangible asset additions	(5)	—	—	—
Turnaround costs, long-term investments and other assets	(23)	(16)	(6)	(39)
Proceeds from redemption of preferred shares	6	—	—	—
Dividends received	1	—	—	—

Cash used in investing activities from continuing operations	(146)	(72)	(41)	(183)
Cash used in investing activities from discontinued operations	(19)	(7)	(9)	(27)

Cash used in investing activities	(165)	(79)	(50)	(210)
FINANCING ACTIVITIES
Decrease in current bank loans	—	—	(1)	(1)
(Decrease) increase in revolving debt	—	(736)	546	37
Long-term debt additions	—	704	201	1
Long-term debt repayments	(315)	(203)	(252)	(128)
Common shares issued (Note 4)	—	350	—	3
Common share dividends	—	—	(7)	(31)

Cash (used in) provided by financing activities	(315)	115	487	(119)
Increase (decrease) in cash due to exchange rates	2	1	(3)	13

Increase (decrease) in cash and cash equivalents	97	17	176	(44)
Cash and cash equivalents, beginning of period	267	250	74	118

Cash and cash equivalents, end of period	$364	$267	$250	$74
Less cash and cash equivalents of assets held for sale, end of period (Note 3)	(64)	(35)	(10)	(34)

Cash and cash equivalents of continuing operations, end of period	$300	$232	$240	$40

Cash tax payments, net of refunds	$16	$(5)	$(28)	$47
Cash interest payments	$161	$62	$80	$190

(1)
Restated for discontinued operations. See Note 3.

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Common shares
Balance at beginning of period	$849	$508	$508	$505
Common shares issued	—	350	—	3
Push-down adjustment (Note 4)	—	(9)	—	—

Balance at end of period	$849	$849	$508	$508

Contributed surplus
Balance at beginning of period	$941	$27	$25	$27
Push-down adjustment (Note 4)	—	902	—	—
Forgiveness of IPIC fees/interest (Note 4)	—	12	—	—
Contribution of post-retirement plans to INEOS NOVA (Note 19)	—	—	—	(4)
Stock option compensation cost	—	—	—	2
Other	—	—	2	—

Balance at end of period	$941	$941	$27	$25

Reinvested earnings (deficit)
Balance at beginning of period	$(2)	$(327)	$(100)	$(68)
Net income (loss)	259	(2)	(239)	(40)
Push-down adjustment (Note 4)	—	327	—	—
Adoption of inventory full costing (Note 2)	—	—	—	39
Adoption of EIC 173 (Note 2)	—	—	12	—
Common share dividends	—	—	—	(31)

Balance at end of period	$257	$(2)	$(327)	$(100)

Accumulated other comprehensive income
Balance at beginning of period	$5	$466	$462	$608
Push-down adjustment (Note 4)	—	(466)	—	—
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3)	5	4	(147)
Unrealized gain on available-for-sale securities	—	—	—	1

Balance at end of period	$2	$5	$466	$462

Total shareholder's equity	$2,049	$1,793	$674	$895

Common shares(1)
Balance at beginning of period	141,494,222	83,160,889	83,160,889	83,054,528
Common shares issued—IPIC (Note 4)	—	58,333,333	—	—
Common shares issued for cash on exercise of stock options (Note 14)	—	—	—	105,197
Common shares issued as share appreciation rights on exercise of stock options (Note 14)	—	—	—	1,164

Balance at end of period	141,494,222	141,494,222	83,160,889	83,160,889

(1)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION

  NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick). Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "we" or "our" or "us" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, "affiliate" means INEOS NOVA (see Note 8) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

  These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 24, United States Generally Accepted Accounting Principles ("U.S. GAAP").

  We report our Consolidated Financial Statements in U.S. dollars. We used the Canadian dollar as our functional currency for our Canadian operations from inception of the Corporation to September 30, 2008. Effective October 1, 2008, we changed our functional currency to the U.S. dollar (see Note 2).

  The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible and intangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment and intangibles; estimates for the allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; the estimated tax valuation allowance and tax reserve and assumptions used in determining the fair values of all identifiable assets and liabilities in connection the International Petroleum Investment Company ("IPIC") acquisition described below and in Note 4. In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for estimating cash flow from mid-2009 to 2015 and with respect to terminal values beyond that date. These judgments were made with data available on July 6, 2009—the acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rates, foreign exchange rates and others. We based these assumptions on our industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION (Continued)

  sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented (see Note 3). Depending on the context, "INEOS NOVA" means our former joint venture with INEOS or the current standalone business that is 100% owned by INEOS.

  During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures). Also included in the proposed sale is intellectual property relating to both our building and construction products and our Elemix® concrete additive. We anticipated that the sale would be completed in 2010; however, negotiations are still in progress. See Note 3 for further disclosure of the discontinued operations.

  On February 23, 2009, we entered into an Arrangement Agreement with IPIC providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition by way of a plan of arrangement ("the Arrangement") under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of our issued and outstanding common shares for $6.00 per share in cash. On July 6, 2009, we were continued under the laws of the Business Corporations Act (New Brunswick) and our common shares were delisted from the New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"). The purchase price of the Arrangement, including assumption of our net debt obligations, was approximately $2.8 billion. We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied for the first time and prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. Although we continue as the same legal entity after the IPIC acquisition, the accompanying statements of net income (loss), changes in shareholder's equity, statements of cash flow and statements of comprehensive income (loss) are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding completion of the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for our assets and liabilities as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC. See Note 4 for further disclosure of the IPIC acquisition.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendment to CICA 3855, Financial Instruments—Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.	January 1, 2010	None

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Further amendments to CICA 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 23

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment further harmonizes Canadian GAAP with International Financial Reporting Standards ("IFRS") and U.S. GAAP.	October 1, 2009	We applied this amendment and determined that senior notes issued in October 2009 (See Note 11) do not contain embedded derivatives

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	Our adoption of IFRS on January 1, 2011 did not qualify as an accounting change under CICA 1506

Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax). During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax), and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC transaction, we early adopted these standards.	January 1, 2009	See Note 4 for the impact of the IPIC acquisition under CICA 1625, CICA 3251 and CICA 1582; No material impact from CICA 1601 and CICA 1602

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage, and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The Standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	January 1, 2009	See discussion below

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact
Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064, were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2008 was to decrease Other non-current assets by $27 million, decrease our Future income tax liability by $8 million, decrease Accumulated other comprehensive income by $2 million and increase the Deficit by $17 million. The after-tax impact to net loss in 2008 was to decrease the net loss by $8 million.
The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

(millions of U.S. dollars)	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to International Accounting Standard ("IAS") 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out ("FIFO") or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

Our inventories are carried at the lower of cost or net realizable value. Cost is determined on a FIFO basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  CASH AND CASH EQUIVALENTS

  Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We maintain an allowance for doubtful accounts for estimated losses on accounts that may become uncollectible. The allowance is based on our historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on our customers. We consider a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

  FOREIGN CURRENCY TRANSLATION

  Until September 30, 2008, the majority of our subsidiaries which resided outside the United States had functional currencies other than the U.S. dollar, and therefore our financial results were impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through September 30, 2008, our operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in Accumulated Other Comprehensive Income ("AOCI") until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian operations were predominately U.S. dollars. Accordingly, as required by Canadian GAAP, we commenced recording transactions in our Canadian operations using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the Consolidated Statements of Income (Loss) rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continued to be included in AOCI unless there was a realized reduction in the net investment in the Canadian operations. The translated amounts on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. The AOCI was subsequently eliminated due to the application of push-down accounting (see Note 4). See Note 23 for impacts of the change in functional currency.

  Transaction currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to October 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After October 1, 2008, these transaction gains and losses are recorded in Foreign exchange loss (gain) in the Consolidated Statements of Income (Loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  DERIVATIVE INSTRUMENTS

  We sell petrochemical products at prices denominated in various currencies; purchase energy commodities; invest in foreign operations; and issue short—and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. We may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. We enter into derivative financial instruments with high credit quality counterparties and diversify our positions among such counterparties in order to reduce our exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. We have not experienced any credit losses on derivatives during the three-year period ended December 31, 2010. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

  We periodically manage our exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

  We may choose to use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

  When considered appropriate, we enter into interest rate swaps in order to manage the fixed and floating interest rate mix on our long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

  Equity forward contracts were used to manage exposures to fluctuations in our stock-based compensation costs, as the costs of the plans varied with changes in the market price of the underlying common shares. At closing of the IPIC transaction, the stock-based compensation plans were terminated. Because we no longer have publicly traded common stock and the stock-based compensation plans have been terminated, we are no longer exposed to fluctuations in stock-based compensation costs.

  Changes in the fair value of derivative instruments are reported in income or Other Comprehensive Income ("OCI"), depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of our net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

  Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

  FINANCIAL INSTRUMENTS

  Financial assets and liabilities are recognized on the Consolidated Balance Sheets when we become a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

  Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with our expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Other non-current assets, Accounts payable and long-term liabilities.

  Loans and receivables are financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives, debt securities or financial assets designated as available-for-sale or held for trading upon initial recognition. Loans and receivables are initially valued at fair value and subsequently measured at amortized cost which approximates fair value. Included in this category are trade accounts receivable, advances receivable from affiliates and other receivables (all included in Accounts receivable), other assets included in Prepaid expenses and other assets and Restricted cash.

  Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Prepaid expenses and other assets and Other non-current assets.

  Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that we have the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. We have no financial assets that are included in this category.

  Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, certain long-term liabilities included in Deferred credits and long-term liabilities and Long-term debt.

  Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in income (loss).

  INVENTORIES

  We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Cost is determined on a FIFO basis as we believe this basis is the best method to match actual costs incurred with the related revenue.

  INVESTMENTS

  Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income (loss). Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in OCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

  JOINT VENTURES

  We apply the proportionate consolidation method of accounting for our investments in joint venture operations. Under this method, we record, on a line-by-line basis within our financial statements and notes, our pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

  INTANGIBLE ASSETS

  Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC acquisition (see Note 4) is fair value as at the closing date of the acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the Consolidated Statement of Income (Loss) in the year in which the expenditure is incurred.

  The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life as follows:

Software	3 to 5 years
Contracts	6 to 20 years
Licenses and technology	10 to 20 years

  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. We have no intangible assets with indefinite useful lives. Intangible assets are assessed for impairment whenever there is an indication that they may be impaired.

  PROPERTY, PLANT AND EQUIPMENT ("PP&E")

  Our PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. We value PP&E at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Net PP&E at December 31, 2010, totaled approximately $3.5 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value.

  The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, discount rate, etc. A sensitivity analysis of significant estimates and key assumptions is performed which includes an analysis of the probability of potential cash flow outcomes. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable, and where available, third-party, industry expert assumptions when performing impairment reviews.

  DEPRECIATION

  Plant and equipment are depreciated on a straight-line basis over five to twenty years, and non-facility equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

  We periodically review the estimated useful lives of PP&E and make adjustments when appropriate. There were no changes to estimated useful lives during 2010. During July 2009, we reassessed the remaining useful lives of our plant and equipment which resulted in increasing certain asset estimated useful lives for our Western Canada assets to 20 years and decreasing our Eastern Canada assets useful lives to 10 years. This change was made after a thorough analysis by our engineers that were familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued PP&E and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

  LEASES

  Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to us are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

  INCOME TAXES

  The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  reduce all or a portion of the future tax asset to its estimated realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

  We maintain a reserve to provide for uncertain tax positions. A reserve is recorded in situations where it is probable that tax authorities could interpret the tax laws differently than we have. In these situations, we estimate the tax liability that would result if our position is not sustained. This reserve is included in future income tax liabilities.

  ASSET RETIREMENT OBLIGATIONS

  An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. We recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. Our asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

  EMPLOYEE FUTURE BENEFITS

  Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all employees.

  The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime ("EARSL"). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of our pension liabilities.

  The cost of defined contribution benefits is expensed as earned by employees. We make contributions in accordance with all plan agreements.

  Post-Retirement Benefits Other Than Pensions.    In North America, we provide medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

  STOCK-BASED COMPENSATION

  We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) and an employee incentive stock option plan that were terminated at closing of the IPIC Transaction on July 6, 2009 (see Note 1). Outstanding units of these plans were cancelled and the restricted share units and deferred share units (see below) were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million. Prior to July 6, 2009, we used the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  based award. Amounts related to compensation costs were initially credited to Contributed surplus and then transferred to Common shares upon exercise of options or Reinvested earnings (deficit) upon cancellation or retirement of options.

  We used the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted were marked to market each period based on the value of our common stock as reported on the TSX or NYSE, as applicable. Changes in value were recorded in income (loss) over the service period or for vested units as such changes arose.

  DEFERRED SHARE UNIT PLANS

  Prior to the IPIC transaction (see Note 1), units issued under these plans were calculated based on annual management incentive awards or director fees. Before October 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in our common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning October 1, 2008, units granted were marked to market each period based on the average value of our common stock as reported on the TSX or NYSE, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units were recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax) in income in the fourth quarter of 2008.

  SECURITIZATIONS

  Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Consolidated Balance Sheets. The difference between the proceeds on the sale and the book value of the receivables sold is recorded as interest expense.

  REVENUE RECOGNITION

  We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. We account for sales incentives as a reduction in revenue at the time revenue is recorded.

  RESEARCH AND DEVELOPMENT

  Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an asset when we can demonstrate:

  •
  the technical feasibility of completing the asset so that it will be available for use;

  •
  our intention to complete and our ability to use or sell the asset;

  •
  how the asset will generate future economic benefits;

  •
  the availability of resources to complete the asset; and

  •
  the ability to measure reliably the expenditure during development

  Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E or intangible assets at cost less any accumulated depreciation and impairment losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Depreciation of the asset begins when development is complete and the asset is available for use and is depreciated over the period of expected future benefit.

  INVESTMENT TAX CREDITS

  We account for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

  COMPARATIVE FIGURES

  Certain comparative figures have been restated to conform with the current periods' presentation, including the reclassification of certain compensation-related costs in the amount of $10 million and $29 million from Feedstock and operating costs to Selling, general, and administrative on the Consolidated Statements of Income (Loss) for the periods July 6 to December 31, 2009 and January 1 to July 5, 2009, respectively.

3.     DISCONTINUED OPERATIONS

  INEOS NOVA JOINT VENTURE

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

  SYNTHEON

  During the second quarter of 2010, our Board of Directors approved the sale, subject to certain conditions, of our building and construction businesses, collectively known as SYNTHEON. The SYNTHEON portfolio of businesses, which is part of our Performance Styrenics segment, includes SYNTHEON Inc.; Accelerated Building Technologies LLC; NCE Inc.; NOVA Chemicals Chile Limitada; and the 50% interest in both Novidesa S.A. de C.V. and Reliance Innovative Building Solutions Pvt. Ltd (both joint ventures). Also included in the proposed sale is intellectual property relating to both the building and construction products and the Elemix concrete additive. We anticipated that the sale would be completed in 2010; however, negotiations are still in progress. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     DISCONTINUED OPERATIONS (Continued)

  Summarized financial information for our 50% share of the INEOS NOVA joint venture ("INJV") and SYNTHEON are shown below:

	Year ended Dec. 31, 2010
	Successor
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL
Total revenues	$1,495	$33	$1,528
Income (loss) from discontinued operations before income taxes	$39	$(14)	$25
Income tax recovery	—	1	1

Income (loss) from discontinued operations, net of income taxes	$39	$(13)	$26

	July 6-Dec. 31, 2009			Jan. 1-July 5, 2009			Year ended Dec. 31, 2008
	Successor			Predecessor
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Total revenues	$635	$13	$648	$552	$12	$564	$1,942	$45	$1,987
(Loss) income from discontinued operations before income taxes	$(4)	$(7)	$(11)	$3	$(8)	$(5)	$(115)	$(21)	$(136)
Income tax recovery (expense)	—	—	—	1	—	1	(9)	—	(9)

(Loss) income from discontinued operations, net of income taxes	$(4)	$(7)	$(11)	$4	$(8)	$(4)	$(124)	$(21)	$(145)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     DISCONTINUED OPERATIONS (Continued)

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars)	INJV	SYNTHEON	TOTAL	INJV	SYNTHEON	TOTAL
Current assets
Cash and cash equivalents	$61	$3	$64	$33	$2	$35
Accounts receivable	80	10	90	75	9	84
Inventories	123	4	127	125	3	128
Prepaid expenses and other assets	12	1	13	3	1	4
Property, plant and equipment, net	27	—	27	—	—	—

Current assets held for sale	$303	$18	$321	$236	$15	$251

Non-current assets
Intangibles assets, net	$—	$1	$1	$—	$1	$1
Other non-current assets	—	—	—	24	—	24
Future income taxes	—	—	—	1	—	1
Property, plant and equipment, net	—	9	9	10	7	17

Non-current assets held for sale	$—	$10	$10	$35	$8	$43

Current liabilities
Bank loans	$—	$—	$—	$—	$1	$1
Accounts payable and accrued liabilities	148	10	158	135	6	141
Future income taxes	4	—	4	—	—	—
Deferred credits and other liabilities	83	—	83	—	—	—

Current liabilities associated with assets held for sale	$235	$10	$245	$135	$7	$142

Non-Current liabilities
Deferred credits and other liabilities	$—	$—	$—	$99	$—	$99
Future income taxes	—	—	—	7	—	7

Non-Current liabilities associated with assets held for sale	$—	$—	$—	$106	$—	$106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION

  As discussed in Note 1, on July 6, 2009, IPIC acquired 100% of our outstanding common shares for consideration of $6.00 per share. We elected to use push-down accounting under CICA 1625 and as a result, these consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction. The IPIC acquisition has been accounted for in accordance with CICA 1582. The effects of these adjustments on each of our major classes of assets, liabilities and shareholder's equity accounts are as follows:

(millions of U.S. dollars)	July 6, 2009 before push-down adjustment	Push-down adjustments		IPIC additional equity contribution		July 6, 2009 adjusted
Assets
Current assets
Cash and cash equivalents	$250	$—		$—		$250
Accounts receivable	316	—		—		316
Inventories	486	(2)	(a)	—		484
Prepaid expenses and other assets	37	—		—		37
Future income taxes	19	(19)	(a)	—		—

	1,108	(21)		—		1,087
Intangible assets	—	510	(a)	—		510
Other non-current assets	180	(84)	(a)	—		96
Future income taxes	64	(4)	(a)	—		60
Property, plant and equipment, net	2,714	888	(a)	—		3,602

	$4,066	$1,289		$—		$5,355

Liabilities and Shareholder's Equity
Current liabilities
Bank loans	$1	$—		$—		$1
Accounts payable and accrued liabilities	657	11	(a)	(17)	(c)	651
Future income taxes	1	12	(a)	—		13
Long-term debt due within one year	980	—		(350)	(c)	630

	1,639	23		(367)		1,295
Long-term debt	1,129	(106)	(a)	—		1,023
Future income taxes	336	464	(a)	5	(c)	805
Deferred credits and long-term liabilities	288	154	(a)	—		442

	3,392	535		(362)		3,565
Shareholder's equity
Common shares	508	(9)	(b)	350	(c)	849
Contributed surplus	27	902	(b)	12	(c)	941
Accumulated other comprehensive income	466	(466)	(b)	—		—

Deficit	(327)	327	(b)	—		—

	674	754		362		1,790

	$4,066	$1,289		$—		$5,355

  (a)
  The revaluation adjustment arising from the application of push-down accounting based on the fair value of our assets and liabilities is classified to Contributed surplus. Future income taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable. Tax rates range between 10% and 39% and valuation allowances are applied as necessary. The tax bases of our assets and liabilities did not change as a result of the IPIC acquisition or the application of push-down accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  (b)
  Reclassification of previously issued common shares, deficit and accumulated other comprehensive income on application of push-down accounting. We removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of our issued and outstanding common shares for $499 million. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  (c)
  IPIC converted $350 million of interim debt financing to common shares at closing of the acquisition. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus.

  The total purchase consideration given by IPIC to effect the transaction was approximately $2.8 billion, including the fair value of liabilities assumed. The following summarizes the allocation of the enterprise fair value to the assets acquired and liabilities assumed. The $929 million excess of the acquisition date fair value of our identifiable assets and liabilities over the total purchase consideration is recorded as a component of Contributed surplus. The only payment by IPIC was in respect of cash consideration for equity share capital.

(millions of U.S. dollars, unless otherwise noted)
Share price—$/share	$6
Shares outstanding—millions	83.2

$499
Cash	(250)
Long-term debt	2,003
Other liabilities	519

Total purchase price	$2,771

(millions of U.S. dollars)	Fair Value Adjusted Amounts
Current assets	$1,087
Intangible assets	510
Other non-current assets	96
Future income taxes	60
Property, plant and equipment	3,602

Total assets acquired by IPIC	$5,355
Current liabilities	(669)
Long-term debt	(2,003)
Future income taxes	(813)
Unfavorable supply contracts	(12)
Other long-term liabilities	(430)

Total liabilities assumed	$(3,927)

Net assets acquired by IPIC	$1,428
Cash paid	(499)

IPIC bargain purchase	$929

  During the fourth quarter of 2009, we adjusted our third quarter 2009 provisional valuation. As a result the fair value assigned to certain assets and liabilities including inventory, intangible assets, property, plant and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  equipment, future income taxes and certain long-term liabilities were adjusted. This also changed the allocations of purchase price and changed the bargain purchase from $906 million at September 30, 2009 to $929 million at December 31, 2009. The impact of adjustments made during the fourth quarter of 2009 had no material effect on net income (loss) previously reported.

  Due to the unique circumstances specific to our liquidity (as discussed throughout the 2009 Management's Discussion and Analysis of Financial Condition and Results of Operations), a significant drop in commodity prices during the fourth quarter of 2008 and a coincidental global credit crisis, IPIC acquired us at a bargain purchase. When coming to this conclusion, we considered comparative markers such as analysis prepared by IPIC's advisors during the transaction negotiations, our share price and enterprise value over the past several years, share price rebounds (from the announcement of the acquisition in February 2009 to the closing date in July 2009 and later) of our competitor group which we used as the market participant group for purposes of the valuation, estimated EBITDA multiples of the market participant group and comparable M&A transactions. We prepared a discounted cash flow analysis to determine our enterprise value and the fair value of equity. In the analysis, we estimated our cash flows for the period July 2009 through 2015 and determined a terminal value. The estimates of future cash flows were based on third party and our forecasts of future feedstock and product prices, operations, economic conditions and competitive environment. The terminal value was estimated using average estimated cash flows over a business cycle and a perpetuity growth assumption. A sensitivity analysis of significant estimates and key assumptions was also performed. The discount rates used in the analysis were based on the market participants' weighted average cost of capital. All of these comparative markers were considered indicators of fair value and used to substantiate that IPIC acquired us at a price significantly below fair value, therefore resulting in a bargain purchase. The discounted cash flow analysis of our future operational expectations was also used to establish the fair value of our assets and working capital items and the fair value of all other balance sheet accounts was assessed individually. The most significant of the other balance sheet accounts were long-term debt, deferred gains, pension assets and liabilities and future taxes, each of which is discussed below. As required by Canadian GAAP, before recognizing the bargain purchase, we reassessed that all assets acquired and liabilities assumed by IPIC were correctly identified and properly measured. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  Acquired trade receivables

  The fair value of trade receivables acquired by IPIC on July 6, 2009 was $316 million ($332 million—gross contractual amounts receivable, less $16 million estimated contractual cash flows not expected to be collected).

  Intangible assets

  A thorough review of our business was conducted in order to identify any intangible assets. Included in the process to identify intangible assets was an examination of our public disclosure (2008 Annual Report, 2008 Annual Information Form, press releases, external website, investor relations presentations, etc.), a review of documents (purchase contracts, sales contracts, customer base, patents, trademarks, licenses, lease agreements, etc.), a review of our internal website and discussions with management. Potential intangible assets from lists compiled in CICA 1582, CICA 3064 and other accounting authorities were also considered. We had no intangible assets on the Consolidated Balance Sheet prior to the IPIC acquisition. Intangible assets that were determined to have a value that was immaterial were excluded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  The amount recognized for any identified intangible assets was determined by considering a variety of valuation approaches including market, income and cost approaches. The approach, in management's judgment, that was most appropriate to determine the value of the intangible asset was utilized.

  We identified intangible assets of $510 million which consisted of licenses and technology of $117 million, contracts of $376 million and software of $17 million. All identified intangible assets were determined by management to have finite lives and include licenses and technology with estimated remaining useful lives ranging from 10 to 20 years; contracts with estimated remaining useful lives ranging from 6 to 20 years; and software with estimated remaining useful lives ranging from 3 to 5 years. None of the identified intangible assets are expected to have a residual value at the end of their respective useful lives and are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the Successor period ended December 31, 2009 was $17 million.

  Unfavorable third-party contracts

  An unfavorable third party sales contract of $12 million was recorded at fair value and is being amortized on a straight-line basis over the remaining contract term of 10 years. Amortization for the Successor period ended December 31, 2009 was $1 million and is included in revenue.

  Property, plant and equipment

  PP&E was valued at depreciated replacement cost or when lower, the discounted cash flow value, and accumulated depreciation was reset to zero. PP&E are being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	5 - 20 years
Non-facility equipment	3 - 20 years

  Depreciation expense for the Successor period ended December 31, 2009 was $110 million.

  Pension plans

  In accordance with push-down accounting requirements, accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets. The net adjustment that was required is as follows:

Balance sheet line item (millions of U.S. dollars)	Push-down adjustment increase (decrease)
Other non-current assets	$(65)
Accounts payable and accrued liabilities	7
Deferred credits and long-term liabilities	212

  Deferred taxes

  Deferred taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     IPIC ACQUISITION (Continued)

  Deferred gains

  Deferred gains represent amounts realized on the sale of certain investments and other long-term assets that were being amortized as adjustments to Feedstock and operating costs. IPIC did not assume any obligation at the close of the acquisition with respect to the deferred gain balances. Therefore, they were removed from the Consolidated Balance Sheet on July 6, 2009. The net adjustment that was required is as follows:

Balance sheet line item (millions of U.S. dollars)	Push-down adjustment (decrease)
Accounts payable and accrued liabilities	$(2)
Deferred credits and long-term liabilities	(70)

$(72)

  Long-term debt

  Our senior notes were valued based on market prices on July 6, 2009. The fair value adjustments for all other long-term debt were not material. We also removed all long-term debt transaction costs which were included in both Other non-current assets and Long-term debt on the Consolidated Balance Sheet. The discount recorded at July 6, 2009, is being accreted using the effective interest rate method and resulted in a charge to interest expense of $13 million in the Successor period.

5.     ACCOUNTS RECEIVABLE

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Trade(2)	$123	$80
Affiliate trade(2)	49	36

	172	116
Allowance for doubtful accounts(2)	(6)	(5)

	166	111
Trade accruals(2)	52	42
Recoverable taxes	12	6
Fair value of commodity-based derivatives(3)	2	6
Other(2)(4)	95	90

	327	255
Income taxes receivable	47	50

	$374	$305

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as loans and receivables. See Note 23.

  (3)
  Classified as held-for-trading. See Note 23.

  (4)
  2010 and 2009 includes a short-term note receivable of $94 million and $86 million, respectively, due from the special purpose entity associated with one of our accounts receivable securitization programs, see below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

5.     ACCOUNTS RECEIVABLE (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

  We sell interests in certain trade accounts receivable pursuant to revolving securitization transactions in which we retain servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. We pay a fee on this same basis, plus a margin. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by us to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs which was $200 million at December 31, 2010 (2009—$130 million, 2008—$300 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions).

  In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs which were to expire in February 2010. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at December 31, 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 11). The programs in existence at December 31, 2009 were governed by the same financial covenants as the total return swap (see Note 11).

  Information regarding our securitization programs is as follows:

December 31 (millions of U.S. dollars, unless otherwise noted)	2010	2009	2008
Amount sold at end of year	$154	$122	$175
Loss, dilution and other reserves (as a % of eligible accounts receivable)	26%	35%	22%
Interest expense, net of servicing fees	$7	$7	$10

  One of our securitization programs involves the use of a special purpose entity ("SPE"). In that program, we sell certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from us. The assets of the SPE (including the receivables transferred to it) are not available to our creditors, and the transferred receivables are legally not our asset.

  Information regarding the cash flows between us and the SPE are as follows:

December 31 (millions of U.S. dollars)	2010	2009	2008
Proceeds from (repayment of) new securitizations	$35	$(21)	$(44)
Proceeds from collections reinvested in revolving period securitizations(1)	$1,142	$671	$1,809
Servicing fees received(2)	$2	$1	$2
Other cash flows received(3)	$1,032	$661	$538

  (1)
  Collections received by the SPE on accounts receivable previously sold are used by the SPE to purchase interests in new accounts receivable.

  (2)
  Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

  (3)
  Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

6.     INVENTORIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Materials and supplies	$29	$28
Raw materials	159	274
Finished goods	262	192

	$450	$494

Year ended December 31 (millions of U.S. dollars)	2010	2009 Restated(1)	2008 Restated(1)
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization(2)	$3,448	$2,326	$5,046

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Refer to accounting policy on Inventories in Note 2.

  In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to their estimated net realizable values, and a charge of $128 million was recorded in Feedstock and operating costs in 2008.

7.     INTANGIBLES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Software	$22	$17
Contracts	375	375
Licenses and technology	117	117

	514	509
Accumulated amortization	(49)	(17)

	$465	$492

  (1)
  Restated for discontinued operations. See Note 3.

8.     OTHER NON-CURRENT ASSETS

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Investments(2)	$21	$28
Advances receivable from affiliate(3)(4)	49	60
Other assets(5)	17	33

	$87	$121

Restricted cash(6)	$85	$—

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  (2)
  Includes an investment of $15 million (2009—$15 million) in an affiliated SPE with respect to the accounts receivable securitization program described in Note 5. Also includes a $5 million (2009—$12 million) investment in sEnergy, an insurance pool for business interruption, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. During 2010, we received $7 million for a portion of our investment in sEnergy. In February 2011, sEnergy was dissolved and we received $5 million, which represented the remaining amount of our investment.

  (3)
  2010 and 2009 includes $47 million and $58 million, respectively, of unsecured notes receivable, bearing interest at 4.5% per annum and due in November 2012. $0 million (2009—$5 million) of the advance is subordinated to certain notes receivable.

  (4)
  Classified as loans and receivables. See Note 23.

  (5)
  See schedule of other assets below.

  (6)
  Restricted cash of $85 million secures a bond related to Dow Chemical patent litigation. See Note 21.

  OTHER ASSETS

  Other assets are comprised of the following:

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Note receivable(2)(3)	$5	$13
Fair value of commodity-based derivatives(4)	2	12
Other assets and deferred costs	10	8

	$17	$33

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  At December 31, 2010, the note is net of an allowance of $8 million for which the impairment charge is included in Selling, general and administrative expenses on the 2010 Consolidated Statement of Income (Loss).

  (3)
  Classified as loans and receivables. See Note 23.

  (4)
  Classified as held-for-trading. See Note 23.

  JOINT VENTURES

  INEOS NOVA JOINT VENTURE

  On October 1, 2005, we contributed our European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from our contributed plants and INEOS' contributed plants. We accounted for our contribution to the joint venture as an exchange of 50% of our contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On October 1, 2007, we expanded the existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include our STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. We contributed our STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrene and styrenic polymers from our contributed plants and INEOS' contributed plants. The exchange of 50% of our contributed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On October 31, 2010, we entered into an agreement with an affiliate of INEOS providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

  The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of the Consolidated Financial Statements, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented (see Note 3).

  Prior to the expansion of the INEOS NOVA joint venture, we sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in Europe.

  Subsequent to expanding the INEOS NOVA joint venture, we sell benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2010, 2009, and 2008, we recognized revenues of $269 million, $137 million and $328 million, respectively, from the sale of these products to the joint venture.

  Through February 28, 2011, we provided a guarantee up to $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

  On March 24, 2010, we entered into an agreement with Reliance Industrial Investments & Holdings Limited to form a 50:50 joint venture in India known as Reliance Innovative Building Solutions Private Limited. The joint venture focus is on the building and construction markets. The joint venture plans to leverage our green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

  In 2006, we formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC ("ABT"). This business develops and manufactures durable, energy-saving composite construction products and systems using our expandable polystyrene ("EPS") technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. During 2009, we acquired Dietrich's 50% interest in ABT for minimal consideration. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

  On October 1, 2005, the Corporation and Grupo IDESA commenced operations of a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture develops, manufactures and markets products and systems such as insulating concrete forms for the Mexican building and construction market. The joint venture previously marketed EPS for construction and packaging applications in the growing Mexican market. The EPS was manufactured at a Grupo IDESA facility. In January 2011, the parties agreed that the joint venture would no longer market EPS and would focus on its products and systems for building and construction applications. This business is included in SYNTHEON and is currently classified as held for sale, see Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

  In addition to its interests in recently formed joint ventures, we own a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. These are accounted for as joint assets. On July 2, 2009, we disposed of our interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp., a subsidiary of Envirokare Tech Inc.) and recognized a gain of $6 million.

  The following is summarized financial information for our interests in joint ventures (both jointly controlled assets and jointly controlled entities):

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Revenue	$1,878	$779	$644	$2,393
Operating expenses, depreciation and income taxes	(1,760)	(742)	(614)	(2,387)

Net income	$118	$37	$30	$6

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Current assets	$383	$283
Plant, property and equipment and other assets	1,020	1,096
Current liabilities	(254)	(166)
Long-term liabilities	(24)	(125)

Venturers' equity	$1,125	$1,088

  (1)
  Restated for the allocation of contract intangible assets recognized under push-down accounting for the IPIC acquisition.

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Cash inflows (outflows) from:
Operating activities	$65	$10	$(13)	$150
Financing activities	$—	$(1)	$—	$(8)
Investing activities	$(37)	$17	$(12)	$(22)

  The following is summarized financial information for our interests in jointly controlled entities:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Revenue	$1,514	$624	$526	$1,874
Operating expenses, depreciation and income taxes	(1,476)	(628)	(514)	(1,998)

Net income (loss)	$38	$(4)	$12	$(124)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

8.     OTHER NON-CURRENT ASSETS (Continued)

December 31 (millions of U.S. dollars)	2010	2009
Current assets	$314	$242
Plant, property and equipment and other assets	2	38
Current liabilities	(241)	(138)
Long-term liabilities	—	(106)

Venturers' equity	$75	$36

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Cash inflows (outflows) from:
Operating activities	$47	$5	$(14)	$(11)
Financing activities	$—	$—	$—	$—
Investing activities	$(18)	$21	$(9)	$(21)

9.     PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of U.S. dollars)	2010(1)	2009 Restated(1)(2)
Plant and equipment	$3,679	$3,514
Assets under capital lease	6	6
Land	44	44
Assets under construction(3)	71	98

	3,800	3,662
Accumulated depreciation(4)	(344)	(109)

	$3,456	$3,553

  (1)
  See Note 11 for discussion of the collateral provided under our senior secured revolving credit facility.

  (2)
  Restated for discontinued operations. See Note 3.

  (3)
  Assets under construction are not depreciated until they are available for commercial production.

  (4)
  Accumulated depreciation for plant and equipment at December 31, 2010, was $343 million (December 31, 2009—$109 million). Accumulated depreciation for assets under capital lease at December 31, 2010, was $1 million (December 31, 2009—$0 million).

  In connection with the IPIC acquisition, we applied push-down accounting as described in Note 4, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets values and expected future cash flows we concluded that the carrying value of PP&E as of December 31, 2010, in the Olefins/Polyolefins business unit and the INEOS NOVA Joint Venture segment, was appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

9.     PROPERTY, PLANT AND EQUIPMENT (Continued)

  Although the Performance Styrenics segment continues to add new packaging applications for items such as televisions and computer equipment, demand has not materialized as expected due to poor economic conditions and increasing pricing pressure on the packaged applications which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within our Performance Styrenics segment were greater than the estimated future cash flows. These assets' carrying value at December 31, 2010 prior to write-down was $26 million. The fair value was estimated to be $6 million. Thus, the assets were written down to their estimated fair value, resulting in an impairment charge of $20 million ($20 million after-tax) during 2010. The impairment charge is included in Restructuring charges on the Consolidated Statements of Income (Loss).

  The write-down will reduce future depreciation charges in the Performance Sytrenics segment by approximately $2 million per year from 2011 to approximately 2019.

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Accounts payable
Trade(2)	$280	$365
Accrued taxes	5	4
Other(2)	48	32

	333	401

Accrued liabilities
Interest(2)	30	32
Pension and post-retirement benefit obligations (Note 19)	49	16
Income taxes payable	67	6
Fair value of commodity-based derivatives(3)	2	—
Advances and notes due to affiliate(2)	22	—
Trade accruals and other accrued liabilities(2)	76	100

	246	154

	$579	$555

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as other financial liabilities. See Note 23.

  (3)
  Classified as held-for-trading. See Note 23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT

		2010		2009
December 31 (millions of U.S. dollars, unless otherwise noted)	Maturity	Amount	Weighted- average year-end interest rate	Amount	Weighted- average year-end interest rate
Revolving credit facilities(1)	2011 - 2015	$—	—	$—	—
Unsecured debentures and notes(1)(2)	2012 - 2025	1,501	6.7%	1,709	6.9%
Preferred shares(1)(3)	2010	—	—	75	5.2%
Other unsecured debt(4)	2011 - 2020	40	4.9%	40	4.6%

		1,541		1,824
Less amounts due within one year		(10)		(312)

		$1,531		$1,512

  (1)
  Classified as other financial liabilities. See Note 23.

  (2)
  On July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 4), these notes were recorded at their then market prices. The related discounts recorded on July 6, 2009 are being accreted using the effective interest rate method.

  (3)
  On March 31, 2010, the $75 million total return swap terminated and was repaid using cash-on-hand. The associated Series A preferred shares of our subsidiary, NOVA Chemicals Inc., were returned to NOVA Chemicals Inc. and cancelled.

  (4)
  Composed primarily of non-recourse joint venture secured debt (2010—$20 million and 2009—$17 million), whereby security is limited to our net investment in the Joffre co-generation joint venture; obligations under capital leases (2010—$10 million at 2.51% and 2009—$13 million at 2.48%); and the Advanced Manufacturing Investment Strategy Loan for Cdn$10 million drawn in November 2009 with a maturity date of December 1, 2019 (2010—$10 million and 2009—$10 million). The non-recourse joint venture debt and the Advanced Manufacturing Investment Strategy Loan are classified as other financial liabilities. See Note 23.

  UNSECURED DEBENTURES AND NOTES

  The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with our other unsecured and unsubordinated debt.

  Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of U.S. dollars, unless otherwise noted)	Face amount	Stated interest rate
			2010	2009
Maturity
2010(1)	$239	7.85%	$—	$234
2012(2)	$400	6.5%	389	378
2013(2)	$400	Floating(3)	355	342
2016(2)	$350	8.375%	341	340
2019(2)	$350	8.625%	340	339
2025(2)	$100	7.875%	76	76

			$1,501	$1,709

  (1)
  We repaid the Cdn$250 million 7.85% notes using cash-on-hand on August 30, 2010. Foreign currency swaps entered into in 2010 to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  (2)
  Callable at our option at any time.

  (3)
  LIBOR + 3.125%; 3.57% at December 31, 2010 (3.60% at December 31, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

  In connection with the Arrangement Agreement, IPIC provided us with a $250 million unsecured backstop credit facility (the "Backstop Facility"). The Backstop Facility could only be used as a single draw to assist us in repaying our $250 million, 7.4% notes due on April 1, 2009. On March 31, 2009, we drew $150 million on the Backstop Facility to repay the 7.4% notes on April 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

  On July 3, 2009, IPIC provided us with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable us to complete certain inter-company pre-closing reorganization transactions. We drew the full $200 million available under this credit facility on July 3, 2009 and, subsequent to the closing of the IPIC acquisition on July 6, 2009, repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of our common stock. We then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for an additional $150 million of our common stock.

  Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and the Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus (see Note 4).

  In October 2009, we issued $350 million of 8.375% senior notes due 2016 ("unregistered 2016 Notes") and $350 million of 8.625% senior notes due 2019 ("unregistered 2019 Notes") in a transaction exempt from registration under the Securities Act of 1933, as amended. On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 Notes.

  On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

  On August 30, 2010, we repaid our Cdn$250 million 7.85% notes using cash-on-hand. Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  CREDIT FACILITIES

  During 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million. In addition, we entered into a new $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015. Accordingly, as of December 31, 2010, we have the following four revolving credit facilities totaling $695 million (of which $19 million is utilized as of December 31, 2010):

•
$425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2013;

•
$100 million senior unsecured bilateral credit facility, which expires on March 20, 2011;

•
$70 million senior unsecured bilateral credit facility ($30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013); and

•
$100 million senior unsecured bilateral credit facility, which expires on September 20, 2015.

  As of December 31, 2009, we had four revolving credit facilities totaling $615 million in borrowing capacity and had utilized $51 million of the facilities. These facilities included:

•
$350 million senior secured revolving credit facility provided by a syndicate of lenders, which was to mature on November 17, 2012;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

•
$65 million senior unsecured bilateral credit facility, which expired on March 20, 2010 and was not extended;

•
$100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

•
$100 million senior unsecured bilateral credit facility ($30 million of which expired on March 20, 2010 and was not extended, $30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013).

  The indentures governing our public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $425 million senior secured revolving credit facility will be reduced proportionately. As of December 31, 2010, we had full availability of the $425 million (2009—$350 million) senior secured revolving credit facility.

  $2.3 billion (2009—$2.3 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $425 million (2009—$350 million) senior secured revolving credit facility. The remaining credit facilities are unsecured.

  COVENANTS

  At December 31, 2010, our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

•
a maximum senior debt to cash flow ratio of 3:1; and

•
a debt to capitalization ratio not to exceed 60%.

  The table below shows our actual financial covenant ratios as of the end of each quarter during 2010.

	2010
	Q1	Q2	Q3	Q4
Senior debt-to-cash flow ratio	0.40	0.29	0.25	0.20
Debt-to-capitalization ratio	49.5	44.1	43.4	41.7

  At December 31, 2009, our $350 million senior secured revolving credit facility, the total return swap and our accounts receivable securitization programs required a minimum consolidated cash flow of not less than $50 million. We were in compliance with this covenant at December 31, 2009.

  STANDBY LETTER OF CREDIT FACILITY

  On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. The facility has a limit of $60 million and is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. At closing, we transferred certain existing standby letters of credit in an aggregate amount of approximately Cdn$26 million that were issued by the bank on our behalf under our senior secured revolving credit facility to this facility. As of December 31, 2010, we have utilized $26 million of this facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   LONG-TERM DEBT (Continued)

  SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

  We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million as of December 31, 2009. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

  REPAYMENT REQUIREMENTS

  Repayment requirements in respect of long-term debt are as follows:

(millions of U.S. dollars)
2011	$10
2012	401
2013	402
2014	3
2015	2
Thereafter	822

$1,640

  INTEREST EXPENSE

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Interest on long-term debt	$159	$68	$73	$126
Interest on bank loans, securitizations and other	30	19	23	35

	189	87	96	161
Interest capitalized during plant construction	—	(1)	—	—
Interest income	(6)	(3)	(4)	(12)

	$183	$83	$92	$149

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

12.   DEFERRED CREDITS AND LONG-TERM LIABILITIES

December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Long-term liabilities
Pension and post-retirement benefit obligations (Note 19)	$242	$292
Reserve for Dow patent litigation (Note 21)	92	—
Notes payable(2)	—	12
Asset retirement obligations (Note 20)	47	37
Other long-term liabilities(2)	38	25

	$419	$366

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  Classified as other financial liabilities. See Note 23.

13.   COMMON SHARES

  SHARES RESERVED FOR FUTURE ISSUE

December 31 (number of shares)	2010	2009	2008
Under the employee incentive stock option plan(1)(2)	—	—	7,078,735
Under the director compensation plan(1)	—	—	47,800

	—	—	7,126,535

  (1)
  At the closing of the IPIC transaction (see Note 1), the employee incentive stock option plan and the director compensation plan were terminated. There were no options outstanding at December 31, 2010 and 2009.

  (2)
  Prior to July 6, 2009, a total of 13 million common shares were approved by shareholders for issuance under the employee incentive stock option plan.

  SHAREHOLDER RIGHTS PLAN

  In May 1999, our shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remained attached to the shares and were not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquired 20% or more of NOVA Chemicals' common shares. The rights plan expired in May 2009.

14.   STOCK-BASED COMPENSATION

  We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) and an employee incentive stock option plan that were all terminated at closing of the IPIC Transaction (see Note 1). Outstanding units of these plans were cancelled and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

  EMPLOYEE INCENTIVE STOCK OPTION PLAN

  Prior to July 6, 2009, we could grant options to employees for up to 13 million common shares. Options were exercisable based on our NYSE common share price on the date of grant or the closing market price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  on the TSX. Options were permitted to be exercised over a 10-year period, and generally 25% of the options vested at the grant date with further vesting of 25% in each of the next three years.

  All options granted since January 1, 2002, were accounted for using the fair-value method. The fair value of stock options were expensed over their vesting period and reflected in earnings as the related services were provided, with a corresponding amount recorded to Contributed surplus. On exercise of options for common shares, amounts previously recorded to Contributed surplus for compensation costs were transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to Contributed surplus for compensation costs were transferred to Reinvested earnings (deficit). We used the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

  Options could be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) was paid in cash. Amounts paid were recorded as a charge to Reinvested earnings (deficit), net of related tax benefits. Options were also permitted to be settled periodically as share appreciation rights ("SARs"), whereby the option premium was settled by issuance of common shares. Options settled by issuance of shares were cancelled, whereas options settled by other means were returned to the unallocated pool of options available for issue.

  A summary of the employee incentive stock option plan for options based on TSX pricing, as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1–July 5, 2009		Year ended Dec. 31, 2008
	Options	Weighted- Average Exercise Price (Cdn$)	Options	Weighted- Average Exercise Price (Cdn$)
Outstanding at beginning of period	2,544,533	$30.58	2,826,041	$30.47
Granted	—	—	122,700	$28.21
Exercised—settled in shares	—	—	(105,197)	$26.05
Exercised—retired for cash	—	—	(18,921)	$25.57
Exercised—settled as SARs(1)	—	—	(10,594)	$26.35
Cancelled	(2,544,533)	$30.58	(269,496)	$30.60

Outstanding at end of period	—	$—	2,544,533	$30.58

Exercisable at end of period	—	$—	2,367,886	$30.39

  (1)
  In 2009, no shares were issued to settle options exercised as SARs (2008—1,164).

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  A summary of the employee incentive stock option plan, for options based on NYSE pricing, as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)
Outstanding at beginning of period	1,296,826	$37.47	1,228,526	$38.16
Granted	—	—	97,650	$27.89
Cancelled	(1,296,826)	$37.47	(29,350)	$34.50

Outstanding at end of period	—	$—	1,296,826	$37.47

Exercisable at end of period	—	$—	1,023,873	$38.87

  All periods presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  In 2009 and 2008, we recognized total compensation cost of $0 million and $2 million, respectively, for stock-based employee compensation awards.

  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

Weighted-Average Assumptions	Period from Jan. 1-July 5, 2009	2008
Expected dividend yield (%)	—	1.4
Expected volatility (%)	—	32.5
Risk-free interest rate (%)	—	3.0
Expected life (years)	—	4.0
Fair value of options granted during the year	$—	$6.6

  In 2009, only restricted stock units were awarded to employees.

  EQUITY APPRECIATION PLAN

  Prior to July 6, 2009, we could grant equity appreciation units to employees. The redemption price of a unit was determined by the closing market price on the NYSE of our common shares on the date of grant. Units could be redeemed for cash over a 10-year period, and generally 25% of the units vested at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period. The value of a unit on the redemption date was the difference between the closing price of our common shares on that date and the redemption price.

  At December 31, 2009, there were no outstanding units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  A summary of the equity appreciation plan as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
	Units	Weighted- Average Redemption Price (U.S.$)	Units	Weighted- Average Redemption Price (U.S.$)
Outstanding at beginning of period	2,560,677	$22.05	2,574,352	$22.08
Redeemed	—	—	(1,250)	$17.42
Cancelled	(2,560,677)	$22.05	(12,425)	$27.90

Outstanding at end of period	—	$—	2,560,677	$22.05

Exercisable at end of period	—	$—	2,560,677	$22.05

  All periods presented are for the Predecessor periods. There were no equity appreciation units granted, exercised or cancelled in the Successor period.

  RESTRICTED STOCK UNIT PLAN

  The Restricted Stock Unit Plan was a phantom stock plan wherein the value of a restricted stock unit ("RSU") was determined by the value of our common shares on the vesting date and was paid to employees in cash or open market shares at our discretion. The value of an RSU was determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vested and proceeds were distributed three years from the grant date. The value of any common share dividends declared during the vesting period was credited to each RSU account. The value of the RSUs was expensed over the vesting period and was marked to market. In accordance with EIC 162, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period.

  A summary of the Restricted Stock Unit Plan as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
Restricted Stock Units	Units	Units
Outstanding at beginning of period	1,498,521	994,980
Granted	3,750,661	702,911
Dividend equivalents credited	89,682	26,504
Redeemed	(5,324,294)	(223,182)
Cancelled	(14,570)	(2,692)

Outstanding at end of period	—	1,498,521

  All periods presented are for the Predecessor periods. There were no RSUs granted, exercised or cancelled in the Successor period.

  The mark-to-market liability for the Restricted Stock Unit Plan plan was $0 million at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   STOCK-BASED COMPENSATION (Continued)

  We entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 23.

15.   DEFERRED SHARE UNIT PLANS

  Under our Deferred Share Unit Plans ("DSUPs"), key employees and non-employee directors could elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units ("DSU's").

  The amount of the management incentive award that a key employee elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of our common shares for the last five consecutive trading days of the month of December prior to the performance period.

  The amount of fees that a non-employee director elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX or NYSE, of our common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned. The DSU's were redeemable upon retirement, departure or termination.

  These plans were terminated at closing of the IPIC Transaction (see Note 1).

  A summary of the DSUP as of July 5, 2009 and December 31, 2008, and changes during the periods then ended is presented below:

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
Employee Deferred Share Units	Units	Weighted- Average Price (U.S.$)	Units	Weighted- Average Price (U.S.$)
Outstanding at beginning of period	576,924	$4.58	564,701	$21.42
Earned	31,290	$5.95	12,223	$20.94
Redeemed	(608,214)	$6.00	—	$—

Outstanding at end of period	—	$—	576,924	$4.58

  All periods presented are for the Predecessor periods. There were no DSU's earned or redeemed in the Successor period.

	Period from Jan. 1-July 5, 2009		Year ended Dec. 31, 2008
Non-Employee Directors Deferred Share Units	Units	Weighted- Average Price (U.S.$)	Units	Weighted- Average Price (U.S.$)
Outstanding at beginning of period	165,892	$4.60	117,427	$31.73
Earned	26,730	$6.00	48,465	$12.14
Redeemed	(192,622)	$6.00	—	$—

Outstanding at end of period	—	$—	165,892	$4.60

  All periods presented are for the Predecessor periods. There were no DSU's earned or redeemed in the Successor period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   DEFERRED SHARE UNIT PLANS (Continued)

  The liability for the DSUPs was $0 million at December 31, 2009.

16.   RESTRUCTURING CHARGES

  2010 Successor

  Restructuring charges consisted of $20 million ($20 million after-tax) related to impairment charges on assets within the Performance Styrenics segment (see Note 9).

  2009 Successor

  From July 6 to December 31, 2009, we recorded restructuring charges of $22 million before-tax ($17 million after-tax) related to the following:

•
$21 million of severance and other employee related costs due to restructuring in the Corporate segment and Olefins/Polyolefins business unit; and

•
$1 million additional related to exiting the DYLARK® engineering resin business.

  2009 Predecessor

  From January 1 to July 5, 2009, we recorded restructuring charges of $41 million before-tax ($41 million after-tax) related to the following:

•
$10 million of severance and other employee related costs due to restructuring activities in the Performance Styrenics segment; and

•
$31 million related to our decision to exit the DYLARK engineering resin business. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets; $3 million for severance and other employee related costs; and $11 million of other related exit costs.

  As of December 31, 2010, substantially all of the severance costs due to restructuring activities during 2009 across the Corporation have been paid to employees.

  2008

  In 2008, we recorded restructuring charges of $32 million before-tax ($28 million after-tax) related to the following:

•
$17 million impairment charge related to certain joint venture and equity investments;

•
$9 million related to costs incurred for capital projects which were not pursued; and

•
$6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, substantially all of which have been paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   OTHER (LOSSES) GAINS

	Year ended Dec. 31, 2010		July 6-Dec. 31, 2009 Restated(1)		Jan. 1-July 5, 2009 Restated(1)		Year ended Dec. 31, 2008 Restated(1)
(millions of U.S. dollars)	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
	Successor				Predecessor
Dow Chemical patent litigation(2)	$(95)	$(68)	$—	$—	$—	$—	$—	$—
Insurance claim(3)	45	32	—	—	—	—	—	—
Other	(4)	(3)	—	—	6	6	(1)	(1)

	$(54)	$(39)	$—	$—	$6	$6	$(1)	$(1)

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  In 2010, we recognized a loss of $95 million ($68 million after-tax) related to a jury's verdict that we infringed Dow Chemical's patents, resulting in awarded damages in the amount of $61.8 million, plus interest of $14.3 million, as well as amounts based on sales of alleged infringing grades of SURPASS® polyethylene film resins plus interest of $16 million and other related costs of $3 million. See Note 21.

  (3)
  In 2010, we recognized a $45 million gain ($32 million after-tax) related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES

  Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory Income tax rates to Income (loss) before income taxes as shown in the following table:

(millions of U.S. dollars, except as noted)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Income (loss) from continuing operations before income taxes	$353	$16	$(297)	$34
Statutory income tax rate	28.0%	29.0%	29.0%	29.5%

Computed income tax expense (recovery)	99	5	(86)	10
Increase (decrease) in taxes resulting from:
Permanent difference on capital gains and losses	6	—	8	—
Lower (higher) effective foreign tax rates	2	3	2	(4)
Income tax rate adjustments(2)	—	(22)	—	—
Increase (decrease) in valuation allowance(3)	6	(9)	14	(8)
Permanent difference on foreign exchange gains and losses(4)	—	—	—	(56)
(Reduction) increase in tax reserve(5)	(3)	22	—	(20)
Other	10	8	—	7

Income tax expense (recovery)	$120	$7	$(62)	$(71)

Current income tax expense (recovery)	$93	$22	$(70)	$57
Future income tax expense (recovery)	27	(15)	8	(128)

Income tax expense (recovery)	$120	$7	$(62)	$(71)

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  In 2009, Ontario enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $22 million. These benefits have been recorded as a reduction of income tax expense.

  (3)
  The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S. and Switzerland.

  (4)
  As a result of the change in functional currency on October 1, 2008 (see Note 23), we recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, therefore, income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

  (5)
  We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES (Continued)

  The following table outlines the principal temporary differences comprising the future income tax assets:

(millions of U.S. dollars)	2010	2009 Restated(1)
Investment tax credits	$63	$57
Reserves not currently deductible	2	2
Other	—	2

Future income tax asset	$65	$61

  (1)
  Restated for discontinued operations. See Note 3

  The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of U.S. dollars)	2010	2009 Restated(1)
Basis difference in plant and equipment	$(858)	$(866)
Unrealized foreign exchange gains (losses)	—	6
Reserves not currently deductible	69	40
Losses available to be carried forward	155	113
Other	(69)	(9)
Valuation allowance	(134)	(94)

Future income tax liability	$(837)	$(810)

  (1)
  Restated for discontinued operations. See Note 3.

  At December 31, 2010, we had U.S. Federal net operating loss carryforwards (NOL's) of $131 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2029. In addition, we have $350 million of NOL's in Switzerland, with expiration dates from 2011 to 2016.

  We have a valuation allowance and a tax reserve to provide for uncertain tax positions. A valuation allowance is used where it is uncertain that the recorded tax benefit can be utilized in the future. Our valuation allowance primarily relates to our ability to utilize tax loss carry-forwards. The allowance of $134 million at December 31, 2010 ($94 million at December 31, 2009), was increased by $40 million in 2010, was reduced by $205 million in 2009, and increased by $41 million in 2008. The allowance primarily relates to losses in the U.S. A tax reserve is used to provide for potential tax liabilities associated with possible disputes with tax authorities. During 2010, the reserve was decreased by $3 million. During 2009, the reserve was increased by $22 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   INCOME TAXES (Continued)

  The following table outlines the income tax expense (recovery) arising from Canadian and Foreign operations:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Income (loss) from continuing operations before income taxes
Canadian	$362	$57	$(233)	$6
Foreign	(9)	(41)	(64)	28

	$353	$16	$(297)	$34

Current income tax expense (recovery)
Canadian	$82	$19	$(71)	$55
Foreign	11	3	1	2

	$93	$22	$(70)	$57

Future income tax expense (recovery)
Canadian	$32	$(1)	$5	$(131)
Foreign	(5)	(14)	3	3

	$27	$(15)	$8	$(128)

Total income tax expense (recovery)	$120	$7	$(62)	$(71)

  (1)
  Restated for discontinued operations. See Note 3.

19.   EMPLOYEE FUTURE BENEFITS

  PENSION PLANS

  We sponsor both defined benefit and defined contribution pension arrangements.

  Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and one plan in Canada was as of December 31, 2010 and as of December 31, 2008 for the other Canadian plan.

  Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of our pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. We use a measurement date of December 31 for our pension and post-retirement plans.

  In accordance with push-down accounting requirements (see Note 4), accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets.

  We amended certain U.S. defined benefit plans as of December 31, 2007. The amendments provided for benefits to be frozen as of January 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, we also enhanced benefits under one of our U.S. defined contribution plans. The defined benefit option of the Canadian pension plans was closed to new entrants on January 1, 2000.

  The transition of the pension plan for wage employees to INEOS NOVA in 2008 resulted in the transfer of assets and obligations to INEOS NOVA together with corresponding balance sheet recognition as of the date of transfer. INEOS NOVA assumed financial responsibility for the assets and obligations in respect of all service for the affected members.

  Certain employees of INEOS NOVA continued to participate in our Retirement Plan for Eastern Canadian Salaried Employees until February 28, 2011, the closing date of the sale of our interest in INEOS NOVA (see Note 3). INEOS NOVA has assumed financial responsibility for their obligations in respect of all plan service for its members. As part of the INEOS NOVA sale agreement, all benefits accrued up to February 28, 2011 will be transferred from the Plan once regulatory approval is received.

  Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. On February 28, 2011, we sold our equity interest in INEOS NOVA to INEOS. In exchange for us deducting from the sale proceeds agreed upon amounts valued in accordance with the sale agreement, INEOS assumed these pension liabilities from us (see Note 3). The amounts presented in the defined benefit pension tables represent our assets and obligations, for which we had provided an indemnity, valued in accordance with the sale agreement.

  The sale of our pension indemnities described above and the transition of certain plans to INEOS NOVA in 2008 triggered one or more of the following charges (benefits) during 2010 and 2008: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under voluntary termination programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans				Post Retirement Plans
(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor		Successor		Predecessor
Current service cost	$14	$8	$6	$19	$1	$—	$—	$1
Interest cost on accrued benefit obligations	46	23	21	47	6	3	3	5
Actual (return) loss on plan assets	(55)	(36)	(17)	120	—	—	—	—
Actuarial loss (gain) on accrued benefit obligations	53	(11)	65	(125)	12	—	—	—

Costs arising in the period	58	(16)	75	61	19	3	3	6
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Loss (return) on plan assets	10	15	(2)	(156)	—	—	—	—
Transitional (asset) obligations	—	—	(3)	(6)	—	—	—	1
Actuarial (gain) loss	(53)	11	(58)	120	(12)	—	—	1
Past service and actual plan amendments	—	—	—	—	—	—	—	(1)

Net defined benefit costs recognized	15	10	12	19	7	3	3	7

Curtailment/special termination charge	11	—	—	—	—	—	—	—
Settlement charge	—	—	16	1	—	—	—	—

Total benefit cost recognized	$26	$10	$28	$20	$7	$3	$3	$7

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans			Post Retirement Plans
(millions of U.S. dollars)	Year ended 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)	Year ended 2010	July 6-Dec. 31, 2009 Restated(1)	Jan. 1-July 5, 2009 Restated(1)
	Successor		Predecessor	Successor		Predecessor
Change in benefit obligations
Benefit obligation at beginning of period	$806	$758	$688	$99	$80	$82
Current service cost	19	11	7	1	—	—
Interest cost	46	23	21	6	3	3
Experience loss (gain)	70	(5)	71	4	14	(2)
Settlement gain	(9)	(8)	(41)	—	—	—
Employee contributions	—	—	—	2	1	1
Curtailment	10	—	—	—	—	—
Benefits paid	(63)	(23)	(19)	(7)	(3)	(3)
NOVA Chemicals' share of obligations transferred to INEOS NOVA JV	—	(15)	—	—	—	(2)
Foreign currency exchange rate loss	28	65	31	3	4	1

Benefit obligation at end of period	$907	$806	$758	$108	$99	$80

Change in plan assets
Fair value of plan	$612	$538	$510	$—	$—	$—
Actual return on plan assets at beginning of period	61	49	10	—	—	—
Employer and employee contributions	49	19	54	7	3	2
Settlement loss	(9)	(8)	(41)	—	—	—
Benefits paid	(63)	(23)	(19)	(7)	(3)	(2)
NOVA Chemicals' share of assets transferred to INEOS NOVA JV	—	(11)	—	—	—	—
Foreign currency exchange rate gain	20	48	24	—	—	—

Fair value of plan assets at end of period	$670	$612	$538	$—	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(237)	$(194)	$(220)	$(108)	$(99)	$(80)
Unrecognized net transitional (asset) obligation	—	—	(24)	—	—	6
Unrecognized prior service cost	—	—	—	—	—	(14)
Unrecognized net actuarial loss (gain)	19	(35)	291	19	14	18

Net amounts recognized in consolidated balance sheets	$(218)	$(229)	$47	$(89)	$(85)	$(70)

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

	Pension Plans		Post Retirement Plans
Weighted-average assumptions used to determine end of year obligations	2010	2009 Restated(1)	2010	2009 Restated(1)
Discount rate	5.0%	5.8%	5.4%	6.1%
Assumed long-term rate of return on plan assets(2)	7.4%	7.4%	—	—
Rate of increase in future compensation	3.9%	3.9%	—	—
Long-term health care inflation(3)	—	—	5.0%	5.0%
Initial health care trend rate	—	—	7.2%	7.8%

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  We established an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

  (3)
  Ultimate trend rate, expected to be achieved by 2024 for Canadian plan and 2017 for U.S. plan.

  The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for our pension plans in which the accrued benefit obligations equal or exceed the fair value of plan assets, as of each year end, are shown below:

(millions of U.S. dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2010	$907	$670
December 31, 2009(1)	$806	$612

  (1)
  Restated for discontinued operations. See Note 3.

  Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of U.S. dollars)	Pension Plans	Post- Retirement Plans
2011	$36	$7
2012	$37	$7
2013	$39	$8
2014	$41	$8
2015	$44	$8
Five Years Thereafter	$267	$41

  In 2011, funding for the defined benefit pension plans is expected to range between $60 million and $70 million.

  POST EMPLOYMENT BENEFITS

  We recorded a liability of $6 million in 2010 (2009—$5 million and 2008—$4 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  actuarial valuation is performed at least every three years with the most current valuation having been performed as of December 31, 2009.

  DEFINED BENEFIT PLAN ASSETS

  The investment strategy for the defined benefit plans is determined by us for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and our financial situation and our ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although we do not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

  While most of the benefits of diversification are achieved by allocating across different asset classes, we also believe it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

  The Canadian and U.S. plans are the most significant to us with 84% of total pension assets. The asset allocation for these pension plans at the end of 2010 and 2009, and the target allocation for 2011, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

  NORTH AMERICAN PLANS

	Target Allocation	Percentage of Plan Assets
			2009 Restated(1)
Year ended December 31	2011	2010
Asset Category
Equities	60%	61%	59%
Fixed Income	40%	39%	41%

Total	100%	100%	100%

  (1)
  Restated for discontinued operations. See Note 3.

  The investment strategies for the pension plans in Europe differ significantly from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

  We provide medical care and life insurance benefits to eligible retirees and their dependents in North America. We accrue the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

  A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $10 million at December 31, 2010, for Canadian plans and $4 million for U.S. plans. A 1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

19.   EMPLOYEE FUTURE BENEFITS (Continued)

  decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $8 million and $3 million for the Canadian and U.S. plans, respectively.

  The Patient Protection and Affordable Care Act ("PPACA") was signed into law on March 23, 2010, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 ("HCERA") was signed into law, which amends certain aspects of the PPACA. Among other things, the PPACA reduces the tax benefits available to an employer that receives the Medicare Part D subsidy. This change did not have a material impact for us. The PPACA and HCERA will have both immediate and long-term ramifications for many employers that provide retiree health benefits.

  DEFINED CONTRIBUTION ARRANGEMENTS

  We have a number of defined contribution arrangements providing retirement benefits to certain groups of employees. The total expense for our contributions to these plans was $10 million in 2010 (2009—$10 million and 2008—$12 million). In 2011, we expect to contribute approximately $10 million to our defined contribution plans.

20.   ASSET RETIREMENT OBLIGATIONS

  Our asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 10 to 20 years is approximately $155 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 11.73% was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $47 million at December 31, 2010, will increase, or accrete, each year over the lives of active plants until it equals the approximately $155 million expected to be incurred on closure of the plants.

Year ended December 31 (millions of U.S. dollars)	2010	2009 Restated(1)
Beginning of year	$37	$20
Additions	4	—
Increase in obligation due to push-down accounting (see Note 4)	—	12
Increase in obligation as a result of changes in Canadian dollar	2	3
Increase in present value of the obligations (accretion expense)	4	2

End of year	$47	$37

  (1)
  Restated for discontinued operations. See Note 3.

21.   CONTINGENCIES AND COMMITMENTS

  We are involved in litigation from time-to-time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed an amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   CONTINGENCIES AND COMMITMENTS (Continued)

  In 2005, the Dow Chemical Company ("Dow Chemical") filed a complaint against us for alleged patent infringement. The complaint, filed in the Federal District Court in Delaware, alleged that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a June 15, 2010, verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million. In a subsequent bench trial, the judge ruled that Dow Chemical had standing to bring the suit, holding that Dow Chemical continuously owned the patents in suit.

  Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order permits us to sell the alleged infringing grades of the SURPASS resin to existing customers in the United States.

  We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million, which is reported as Restricted cash on the Consolidated Balance Sheets.

  Until the earlier of the resolution of the appeal or the expiration of the patents (October 2011), we will accrue an amount to reflect the sales of the alleged infringing grades of SURPASS resin in the United States. Therefore, $92 million has been accrued as of December 31, 2010 with respect to this claim, which represents the $76 million award plus $16 million based on sales and interest for the year ended December 31, 2010.

  In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States. Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

  In 2010, we recognized a $45 million gain (before-tax) related to an arbitration award resulting from an insurance claim involving our Corunna facility that dated back to 2005 (see Note 17).

  We lease office space and transportation equipment under various operating leases. The minimum lease payments are approximately $351 million in total with annual amounts of $44 million in 2011, $40 million in 2012, $36 million in 2013, $35 million in 2014, $32 million in 2015, and $164 million thereafter. Rental expense under operating leases was $50 million in 2010 (2009—$46 million and 2008—$54 million).

  Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

  We have entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short- and long-term supply. The resulting obligations, based on year-end market prices, are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   CONTINGENCIES AND COMMITMENTS (Continued)

  approximately $5,354 million in total with annual amounts of $1,444 million in 2011, $707 million in 2012, $630 million in 2013, $506 million in 2014, $447 million in 2015 and $1,620 million thereafter.

  We are obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 440 million pounds of ethylene and up to 60 million gallons of benzene annually. The agreements run through December 2022.

22.   SEGMENTED INFORMATION

  We consider both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, we aggregate the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, we perform quantitative tests based on revenue, profit and loss and assets and have determined that we have the following five reporting segments.

  (1)   JOFFRE OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

  Applications: Ethylene is used internally by us to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

  (2)   CORUNNA OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

  Applications: Ethylene is used internally by us to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

  (3)   POLYETHYLENE

  Products: LLDPE, LDPE, HDPE and PE manufactured using Advanced SCLAIRTECH technology.

  Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

  (4)   PERFORMANCE STYRENICS

  Products: EPS and ARCEL® resins, as well as downstream business ventures including SYNTHEON which is classified as held for sale (see Note 3).

  Applications: Performance Styrenics polymers are sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  (5)   INEOS NOVA JOINT VENTURE—Discontinued Operations—See Note 3

  Products: Styrene, North American Solid Polystyrene ("SPS"), European EPS and SPS.

  Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

  CORPORATE

  Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring, IPIC transaction costs and corporate operating costs.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

  We account for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

  The following tables provide information for each segment:

  REVENUE FROM CONTINUING OPERATIONS FROM EXTERNAL CUSTOMERS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$818	$290	$240	$1,104
Corunna Olefins	1,258	305	261	1,516
Polyethylene	1,939	804	697	2,373
Performance Styrenics	217	116	92	324
Eliminations	(12)	(9)	(4)	(64)

Total revenue from continuing operations from external customers	$4,220	$1,506	$1,286	$5,253

  (1)
  Third-party.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  INTERCOMPANY AND AFFILIATE REVENUE FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$701	$274	$263	$1,055
Corunna Olefins	748	221	176	1,021
Polyethylene	7	1	1	10
Performance Styrenics	87	27	1	64
Eliminations	(1,187)	(417)	(382)	(1,758)

Total intercompany and affiliate revenue from continuing operations	$356	$106	$59	$392

  (1)
  Restated for discontinued operations. See Note 3.

  TOTAL REVENUE FROM CONTINUING OPERATIONS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$1,519	$564	$503	$2,159
Corunna Olefins	2,006	526	437	2,537
Polyethylene	1,946	805	698	2,383
Performance Styrenics	304	143	93	388
Eliminations	(1,199)	(426)	(386)	(1,822)

Total revenue from continuing operations	$4,576	$1,612	$1,345	$5,645

  (1)
  Before intersegment eliminations.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Performance Styrenics	2	5	(19)	(49)
Corporate	(200)	(129)	(235)	(138)
Eliminations	(32)	(6)	(8)	36

Total operating income (loss) from continuing operations	$590	$99	$(211)	$184
Interest expense (net)	(183)	(83)	(92)	(149)
Other (losses) gains	(54)	—	6	(1)
Income tax (expense) recovery	(120)	(7)	62	71

Income (loss) from continuing operations	$233	$9	$(235)	$105

  (1)
  Restated for discontinued operations. See Note 3.

  DEPRECIATION AND AMORTIZATION FROM CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$144	$77	$33	$65
Corunna Olefins	19	12	32	64
Polyethylene	68	34	37	76
Performance Styrenics	3	4	12	23
Corporate	9	4	3	7

Total depreciation and amortization from continuing operations	$243	$131	$117	$235

  (1)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  CAPITAL EXPENDITURES FOR CONTINUING OPERATIONS(1)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Joffre Olefins	$20	$3	$3	$15
Corunna Olefins	28	12	8	41
Polyethylene	75	35	24	77
Performance Styrenics	3	5	—	11

Total capital expenditures for continuing operations	$126	$55	$35	$144

  (1)
  Restated for discontinued operations. See Note 3.

  ASSETS

(millions of U.S. dollars)	2010	2009 Restated(1)
Joffre Olefins	$2,485	$2,566
Corunna Olefins	498	549
Polyethylene	1,625	1,543
Performance Styrenics	114	142
INEOS NOVA Joint Venture(2)	234	229
Corporate(2)	739	569
Eliminations	(25)	(2)

Total assets	$5,670	$5,596

  (1)
  Restated for discontinued operations. See Note 3.

  (2)
  INEOS NOVA Joint Venture segment excludes certain assets classified in the Corporate segment such as cash, affiliate balances and taxes of $69 million and $42 million at December 31, 2010 and 2009, respectively.

  GEOGRAPHIC INFORMATION

  REVENUE FROM CONTINUING OPERATIONS FROM EXTERNAL CUSTOMERS(1)(2)

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009 Restated	Jan. 1-July 5, 2009 Restated	Year ended Dec. 31, 2008 Restated
	Successor		Predecessor
Canada	$1,814	$561	$546	$2,453
United States	2,182	786	603	2,322
Europe and Other	224	159	137	478

	$4,220	$1,506	$1,286	$5,253

  (1)
  Based on location of customer.

  (2)
  Restated for discontinued operations. See Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   SEGMENTED INFORMATION (Continued)

  ASSETS(1)

(millions of U.S. dollars)	2010	2009 Restated(2)
Canada	$4,916	$4,878
United States	434	417
Europe and Other	320	301

	$5,670	$5,596

  (1)
  Based on location of operating facility.

  (2)
  Restated for discontinued operations. See Note 3.

23.   FINANCIAL INSTRUMENTS

  CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

  Carrying amounts and net gains (losses) of our financial instruments are classified into the following categories:

		Year ended Dec. 31, 2010
	Carrying amounts Dec. 31, 2010
(millions of U.S. dollars)		From interest income (expense), net	Impairment charges	Realized/ Unrealized loss	Net loss
Held-for-trading financial assets (Notes 5 and 8)(1)	$304	$—	$—	$(12)	$(12)
Held-for-trading financial liabilities (Note 10)	$2	—	—	—	—
Loans and receivables (Notes 5 and 8)	$452	4	(8)	—	(4)
Available-for-sale securities(2)	$18	—	—	—	—
Other financial liabilities (Notes 10, 11 and 12)	$2,025	(181)	—	—	(181)

		$(177)	$(8)	$(12)	$(197)

  (1)
  Includes cash and cash equivalents.

  (2)
  $13 million included in Prepaid expenses and other assets recorded at fair value and $5 million included in Other non-current assets with no published market price and recorded at cost (see Note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

		From interest income (expense), net					Net gain (loss)
	Carrying amounts			Impairment charges(1)	Realized/Unrealized gain (loss)
		July 6– Dec. 31, 2009 Restated(2)	Jan. 1– July 5, 2009 Restated(2)				July 6– Dec. 31, 2009 Restated(2)	Jan. 1– July 5, 2009 Restated(2)
(millions of U.S. dollars)	Dec. 31, 2009 Restated(2)			Jan. 1– Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009
		Successor	Predecessor		Successor	Predecessor	Successor	Predecessor
Held-for-trading financial assets (Notes 5 and 8)(3)	$250	$—	$—	$—	$48	$5	$48	$5
Held-for-trading financial liabilities	$—	—	(4)	—	—	(9)	—	(13)
Loans and receivables (Notes 5 and 8)	$316	2	3	—	—	—	2	3
Available-for-sale securities(4)	$24	1	—	—	—	—	1	—
Other financial liabilities (Notes 10, 11 and 12)	$2,377	(83)	(88)	—	—	—	(83)	(88)

		$(80)	$(89)	$—	$48	$(4)	$(32)	$(93)

  (1)
  There were no impairment charges in the 2009 Predecessor or Successor periods.

  (2)
  Restated for discontinued operations. See Note 3.

  (3)
  Includes cash and cash equivalents.

  (4)
  $12 million included in Prepaid expenses and other assets recorded at fair value and $12 million included in Other non-current assets with no published market price and recorded at cost (see Note 8).

  FINANCIAL INSTRUMENT FAIR VALUES

  Assets carried at fair value on the Consolidated Balance Sheets at December 31, 2010 and 2009 are included in the following fair value hierarchy categories:

(millions of U.S. dollars)	Carrying amounts 2010	Level 1	Level 2	Level 3	Carrying amounts 2009	Level 1	Level 2	Level 3
Held-for-trading financial assets	$304	$300	$4	$—	$250	$232	$18	$—
Available-for-sale securities	13	13	—	—	12	12	—	—

	$317	$313	$4	$—	$262	$244	$18	$—

  Level Determinations and Classifications

  The Level I, II and III classifications in the fair value hierarchy utilized by us are defined as follows:

  Level I.    Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. In determining Level I commodity derivatives trading fair values, we use quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.

  Level II.    Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

  Commodity derivatives fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  location differentials. We include over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II. Level II fair values also include fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

  Level III.    Fair values are determined using inputs for the asset or liability that are not readily observable. We have not determined any fair values using Level III.

  Financial instrument fair values represent a reasonable approximation of amounts that we would have received or paid to counterparties to unwind positions prior to their maturity. We have no plans to unwind these positions prior to maturity and have no significant exposure to any individual customer or counterparty.

  The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	Carrying Amount(1)		Estimated Fair Value(2)
December 31 (millions of U.S. dollars)	2010	2009	2010	2009
Long-term debt	$1,541	$1,824	$1,699	$1,925

  (1)
  Includes debt installments due within one year.

  (2)
  The fair value of long-term debt is based on quoted market prices (Level 1 on the fair value hierarchy), where available. For all other long-term debt, the balance in the Consolidated Balance Sheets approximates market.

  FOREIGN EXCHANGE RISK MANAGEMENT

  Until September 30, 2008, we were exposed to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

  In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of our functional currency exposure of all of our businesses and concluded that the currency exposures of our Canadian entities predominately are now U.S. dollars. Accordingly, as required by Canadian GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the Consolidated Statements of Income (Loss) rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

  Impacts of the change in functional currency during 2008 are as follows:

  CONSOLIDATED STATEMENT OF INCOME (LOSS)

Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31

$142

  We have established a policy that provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency.

  To address the risks associated with now having the U.S. dollar as our functional currency and being exposed primarily to transaction effects resulting from changes in currency exchange rates, we:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

  •
  Where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on working capital balances.

  Transaction currency effects occur when we or one of our subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008—$14 million gain) and Selling, general and administrative expenses (2008—$23 million gain) in the Consolidated Statements of Income (Loss). After October 1, 2008, we presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

  Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

  Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

  At December 31, 2010 and 2009, we had no outstanding foreign currency derivative instruments.

  Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

  STOCK PRICE VOLATILITY RISK MANAGEMENT

  Prior to July 6, 2009, we had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage the exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of our common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

  The intention of these transactions was to give the same economic effect as if we had borrowed money, purchased our common shares and held them as assets. As the stock price changed, the mark-to-market impact related to the stock-based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as the stock price fell below the grant price of the stock-based compensation units. Due to the decline in our share price in 2008 and 2009, these forward transactions were no longer an effective economic hedge.

  Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At December 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss, resulting in a liability which was reported in Accounts payable and accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

  The forward transactions included an interest component which was accrued and payable on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

  Prior to December 31, 2008, we agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of our common shares on any three consecutive trading days commencing February 1, 2009, was $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on February 4, 2009. We paid the counterparty $88 million on February 12, 2009.

  COMMODITY PRICE RISK MANAGEMENT

  We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

  Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. At inception of a hedging relationship, we document the relationship between the hedging instrument and the hedged item, our risk management objective and our strategy for undertaking the hedge. We also require a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss). As of December 31, 2010 and 2009, we had no outstanding commodity-based derivatives designated as fair value hedges.

  In addition we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of CICA 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

  The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$2	$4	$(4)	$16	$17	$(15)
Term to maturity—months	1 - 24	1 - 24	1 - 24	1 - 36	1 - 36	4 - 36

  The notional volume and fair value of outstanding derivative contracts for natural gas that do not qualify for hedge accounting are as follows:

(millions of U.S. dollars, except as noted)	Dec. 31, 2010	Dec. 31, 2009
Notional volume—mm gjs	1.8	—
Weighted-average price per gj	$3.75	$—
Fair value	$—	$—
Term to maturity—months	1 - 3	—

(millions of U.S. dollars)	Year ended Dec. 31. 2010	July 6-Dec. 31, 2009	Jan. 1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Unrealized (loss) gain	$(15)	$51	$6	$(87)
Realized gain (loss)	$3	$(3)	$(1)	$(22)

  We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market decrease in 2010 as compared to 2009. As of December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and change net income by approximately $11 million, $4 million and $4 million, after tax, respectively. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2010, any reasonably possible change in the natural gas price would not impact the value of our derivative contracts materially. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  for credit risk. See below for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2010, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  The following table illustrates how changes in various feedstock costs could affect our after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2010 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax Income	Decrease in Comprehensive Income
Crude oil	+10%	$60	$60
Natural gas	+10%	$22	$22
Propane	+10%	$25	$25
Butane	+10%	$35	$35

  (1)
  A 10% decrease in feedstock costs would have the opposite effect.

  INTEREST RATE RISK MANAGEMENT

  Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

  We manage our interest rate risk by balancing our exposure to fixed and variable rates while attempting to minimize our interest costs. When deemed appropriate, we enter into interest rate swap agreements to manage our interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2010 and 2009, we had no floating-for-fixed interest rate swaps outstanding.

  For the disclosure of market risks, CICA 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of December 31, 2010, were used.

  Changes in market interest rates would affect interest expense on our variable rate, long-term debt which is included in the sensitivity analysis calculation.

  At December 31, 2010, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and comprehensive income for the year would have been $3 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  LIQUIDITY RISK MANAGEMENT

  Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  capital, and assist in the solvency and financial flexibility of our operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $976 million at December 31, 2010 and $796 million at December 31, 2009 (2009 was restated for discontinued operations—see Note 3). Our primary objective has always been to focus on and monitor liquidity and cash flow.

  Our financial liabilities mature as follows:

	Dec. 31, 2010
(millions of U.S. dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Current other liabilities (Note 10)	$337	$—	$—
Long-term debt (Note 11)	10	808	822
Other long-term liabilities (Note 12)	191	22	10

	$538	$830	$832

  Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing. For further discussion about our liquidity, see Credit Facilities and Covenants in Note 11.

  CREDIT RISK MANAGEMENT

  Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Annual Audited Consolidated Financial Statements.

  For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2010 and December 31, 2009, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2010, we had $7 million credit exposure for commodity-based instruments (December 31, 2009—$17 million).

  In order to manage credit and liquidity risk we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

  Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to our receivables, as certain customer groups are located in the same geographic area and operate in the same industry. We monitor receivables based on two such concentrations: North America and Europe. At December 31, 2010, approximately 93% of our receivables were from North American customers and 7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   FINANCIAL INSTRUMENTS (Continued)

  were from customers in Europe. Trade receivables over 30 days were down from 3% at December 31, 2009, to 1% at December 31, 2010 of total trade receivables. We do not consider our trade receivables to be impaired. There is no current indication as of December 31, 2010, that the debtors will not meet their obligations. We continue to monitor all trade receivables. Bad debt write-offs during 2010 were also immaterial as a percentage of total revenue and in line with prior years' experience. We manage our credit risk relating to trade receivables through credit approval and monitoring procedures. We establish and review limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every eighteen months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, we may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, we can utilize credit insurance programs to ensure payment. We may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economic risk of selling in a certain country. The most prominent forms of security used by us are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At December 31, 2010, we held collateral of approximately $5 million in a combination of letters of credit and personal and corporate guarantees from various customers.

  The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

  We prepare our consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on our Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6-Dec. 31, 2009	Jan.1-July 5, 2009	Year ended Dec. 31, 2008
	Successor		Predecessor
Net income (loss) in accordance with Canadian GAAP	$259	$(2)	$(239)	$(40)
Add (deduct) adjustments for:
Derivative instruments and hedging activities(1)	—	—	—	12
Stock-based compensation(2)	—	—	(1)	4

Net income (loss) in accordance with U.S. GAAP	$259	$(2)	$(240)	$(24)

Comprehensive income (loss) in accordance with Canadian GAAP	$256	$3	$(235)	$(186)
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Derivative instruments and hedging activities(1)	—	—	—	12
Stock-based compensation(2)	—	—	(1)	4
Pension liability adjustments (less tax of $16, $(3), $26, and $(11), respectively)(3)	(47)	7	(45)	(34)

Comprehensive income (loss) in accordance with U.S. GAAP	$209	$10	$(281)	$(204)

	2010	2009	2008
Accumulated other comprehensive income
Unrealized gain on translation of self-sustaining foreign operations	$2	$5	$462
Pension liability adjustment(3)	(40)	7	(161)

Accumulated other comprehensive income in accordance with U.S. GAAP	$(38)	$12	$301

December 31 (millions of U.S. dollars)	2010	2009(4)
Balance sheet items in accordance with U.S. GAAP(1)(6)
Current assets(4)	$1,519	$1,329
Intangibles and other assets(3)(4)	695	714
Property, plant, and equipment, net	3,456	3,553
Current liabilities(1)	(836)	(1,015)
Long-term debt(1)	(1,531)	(1,512)
Deferred income taxes(1)(2)(3)(5)	(781)	(763)
Deferred credits and long-term liabilities(1)(2)(3)(5)	(513)	(506)

Shareholder's equity(3)(5)	$2,009	$1,800

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Certain comparative figures have been restated to conform with the current periods presentation. There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the Consolidated Statements of Cash Flows during any of the periods presented. Summarized balance sheet, income statement and cash flows information for jointly controlled entities is included in Note 8.

  We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 805-10-65, Business Combinations—Overall—Transition and Open Effective Date Information, in connection with the push-down accounting treatment used for the IPIC transaction (see Note 4). This Section addresses application issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination; retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for the acquirer to be identified for each business combination; and improved reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of the financial statements. This Section requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. FASB ASC Section 805-10-65 is substantially the same as CICA 1582 and therefore no U.S. GAAP differences exist with respect to our application of push-down accounting for the IPIC transaction.

  Also in connection with the push-down accounting treatment used for the IPIC transaction, we adopted Accounting Standards Update ("ASU") No. 2009-5, Fair Value Measurements and Disclosures (Topic 820). ASU No. 2009-5 provides clarification on methodology required to measure fair value in certain circumstances in which a quoted market price in an active market for an identical liability is not available, and allows a valuation technique that uses the quoted market price of the identical liability when traded as an asset. We applied this methodology when valuing our senior notes as described in Note 4.

  (1)
  Derivative Instruments and Hedging Activities.    CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FASB ASC Topic 815, Derivatives and Hedging, by establishing standards for when and how hedge accounting may be applied and recorded. U.S. GAAP FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB ASC paragraph 820-10-65-2, Fair Value Measurements and Disclosures—Overall—Transition and Open Effective Date Information, was issued to clarify the application of FASB ASC Topic 820. In particular, FASB ASC Topic 820 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC 173 in January 2009 which harmonized this aspect of FASB ASC Topic 820 with Canadian GAAP. Because EIC 173 was not effective for Canadian GAAP until January 12, 2009, and we elected not to early adopt this standard, a GAAP difference existed at December 31, 2008. As a result, we recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on our mark-to-market feedstock derivatives, as required by FASB ASC Topic 820. No further U.S. GAAP difference exists in 2010 and 2009. For information regarding our use of derivatives and hedging activities under Canadian GAAP, see Note 23.

  (2)
  Stock-based compensation.    Under Canadian GAAP, the Employee Incentive Stock Option Plan was measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan were classified as liability instruments and were marked to market based on intrinsic value. U.S. GAAP, FASB ASC Topic 718, Compensation—Stock Compensation, requires that share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.

  (3)
  Pension Liability Adjustment.    FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    occur through accumulated other comprehensive income (loss). At December 31, 2008, we increased our FASB ASC Section 715-20-55 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to OCI. For the period from January 1, 2009 to July 5, 2009, we increased our FASB ASC Section 715-20-55 pension and post retirement liability by $71 million, resulting in a charge of $45 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition (see Note 4), all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP Consolidated Balance Sheet. During the period from July 6, 2009 to December 31, 2009 (post IPIC acquisition), we decreased our FASB ASC Section 715-20-55 pension and post-retirement liability by $10 million, resulting in a credit of $7 million (net of tax) to OCI. At December 31, 2010, we increased our FASB ASC Section 715-20-55 pension and post-retirement liability by $63 million, resulting in a charge of $47 million (net of tax) to OCI.

  (4)
  Special Purpose Entities.    On January 1, 2010, we adopted ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, and ASU No. 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. The Updates remove the concept of a qualifying special-purpose entity and therefore remove the exception from consolidating qualifying special-purpose entities under Consolidations (Topic 810) and clarify that the objective is to determine whether a transferor and all of the entities included in the transferor's financial statements being presented have surrendered control over transferred financial assets. As a result of these Updates, beginning January 1, 2010, we have consolidated a special purpose entity used by one of our securitization programs. The December 31, 2009 U.S. GAAP balance sheet has been restated resulting in an increase in Current assets of $15 million, and a decrease in Intangibles and other assets of $15 million. There was no material impact to January 1, 2009 retained earnings or U.S. GAAP net income (loss) during the year ended 2010 or any of the prior period reported.

  (5)
  Income Taxes.    FASB ASC Section 740-10-25, Income Taxes—Overall—Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. We adopted the provisions of FASB ASC Section 740-10-25 on January 1, 2007. We have a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. In 2008, there was no change to the liability. In 2009, the liability was increased by $22 million, for a total of $44 million reclassified from existing deferred taxes. In 2010, the liability was decreased by $3 million. It is our policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At December 31, 2010, we had approximately $4 million accrued for the payment of interest and penalties.

  (6)
  Joint Ventures.    We account for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in our net income (loss) or shareholder's equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

25.   NEW ACCOUNTING PRONOUNCEMENTS

  Transition to IFRS

  In October 2009, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS is replacing Canadian GAAP for listed companies and other profit oriented enterprises. We adopted IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include IFRS comparative data for the 2010 quarter and an opening statement of financial position on the date of transition to IFRS.

  U.S. GAAP

  Commencing January 1, 2011, we will no longer be required to reconcile to U.S. GAAP due to our adoption of IFRS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

26.   SUBSEQUENT EVENTS

  ALTAGAS AGREEMENTS

  On March 1, 2011, we and a subsidiary of AltaGas Ltd. ("AltaGas") entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant. The ethane extracted from the natural gas will be delivered through the existing connection to the Alberta Ethane Gathering System. We expect to receive ethane and other natural gas liquids from AltaGas' Harmattan Co-Stream Project starting in the first quarter of 2012.

  SALE OF INEOS NOVA JOINT VENTURE

  On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to INEOS (see Note 3).

  CAIMAN ENERGY LLC

  On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC ("Caiman") for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. In addition to finalizing a definitive purchase and sale agreement and customary reviews and approvals, the arrangement is subject to NOVA Chemicals finalizing a pipeline transportation agreement to transport ethane from Fort Beeler into Ontario.

  BUCKEYE PARTNERS L.P.

  In February 2010, we and Buckeye Partners L.P. ("Buckeye") announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. During the evaluation of this project, we determined that an ethane only pipeline was a better alternative than a mixed natural gas liquids pipeline because we believe it would be a better fit for producers in the Marcellus Basin. We also determined that the conversion of existing pipelines may offer a more cost effective solution and could accelerate the time line for consumption of Marcellus Basin ethane in Sarnia. During the first quarter of 2011, we terminated the exclusive agreement with Buckeye to enable us to fully explore Buckeye's project as well as other alternatives.

  HESS/MISTRAL AGREEMENTS

  In July 2010, we signed a memorandum of understanding and on January 31, 2011, we entered into definitive agreements with Hess Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase and transport ethane production from Hess' Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada to be constructed, owned and operated by affiliates of Mistral. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.